	If target offering amount sold	If maximum amount sold
Total Proceeds	$100,000	$300,000
Less: Offering Expenses + Add Another		
Commissions and Broker Expenses	$6,000	$18,000
Misc. Offering Costs (Legal)	$0	$0
Misc. Offering Costs (Marketing)	$0	$0
Misc. Offering Costs (Admin)	$0	$0
Net Proceeds	$94,000	$282,000
Use of Net Proceeds + Add Another		
Salaries, Benefits and Wages	$0	$0
Product Development	$0	$0
Marketing	$0	$0
Operations (Data, Hosting, Fees)	$0	$0
Travel, Conferences and Events	$0	$0
Leasehold Improvements	$94,000	$135,000
Furniture, Fixtures & Equipment	$0	$60,000
Pre-opening Expenses	$0	$30,000
Lease expenses, including security deposit	$0	$30,000
Working capital and general corporate purposes	$0	$27,000
Total Use of Net Proceeds	$94,000	$282,000